UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2002

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date October 17, 2002

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Tuesday, 15 October 2002

Coles Myer shareholder materials

The Coles Myer Board today reviewed and finalised the materials to be forwarded to shareholders for the Annual General Meeting.

The materials will be despatched to shareholders on October 22, 2002 after printing.

Included in the materials will be a letter from the Australian Shareholders' Association; and a letter from eight directors of Coles Myer outlining their reasons for opposing Solomon Lew's re-election as a director.

Mr Lew was invited to provide a response to the eight directors' letter to be included in the materials to go to shareholders. At this stage, no materials have been provided by Mr Lew for inclusion.

The letter from the Australian Shareholders' Association and the letter from the eight directors are attached:

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More information:

Media: Scott Whiffin, 03 9829 5548

Analysts: Amanda Fischer, 03 9829 4521

Letter to Coles Myer Shareholders

Dear Shareholders

As you are aware there will be an election of directors at the Coles Myer Ltd ("CML") Annual General Meeting on 20 November 2002.

Mr Solomon Lew is standing for re-election at the AGM.

We are 8 of the 10 current directors of CML. We all oppose the re-election of Mr Lew as each of us believes that it is in the best interests of CML shareholders that Mr Lew should not be re-elected.

The main reasons for our opposition are as follows:

  We consider it is time for change in the composition of the Board of CML.

  The Financial Statements for the company for the financial year ended 28 July 2002 list ten director-related entities of Mr Lew which had transactions with the CML Group during the year. The types of transactions (which are extensive) are set out in the Financial Statements. Some of these director-related entities or other related parties of Mr Lew also supply goods to competitors of CML or are involved in businesses which directly compete with CML. We consider that it is not compatible with currently accepted principles of good corporate governance for Mr Lew to continue to serve as a CML director in such circumstances.

We do not suggest that Mr Lew or his related parties or entities have acted improperly or would do so in the future and our opposition to Mr Lew's re-election does not concern the technical legality of Mr Lew's business connections with CML which are reviewed each year.

All of the signatories to this letter, except for Mr Allert, believe that the length of Mr Lew's tenure of 17 years on the board of CML is another issue relevant to whether or not Mr Lew should remain as a director.

We will be voting the shares we control, and any shares for which we hold open proxies, against the re-election of Mr Lew.

We do not support the election of the 9 candidates who are not presently board members, as they have not demonstrated to us that they have the necessary qualifications or experience to be effective directors of the company.

We support the re-election of Mr Mark Leibler.

Shareholders should make their decisions concerning the re-election of directors after taking this information into account.

Yours sincerely

Rick Allert, AM

Patty Akopiantz

Ric Charlton, AM

John Fletcher

Bill Gurry, AO

Helen Lynch, AM

Martyn Myer

Stan Wallis, AC

The Company has received a request under section 249P of the Corporations Act from the Australian Shareholders' Association that the Company give to all its members the following statement.

Australian Shareholders' Association Ltd

Statement pursuant to section 249P of the Corporations Act

Holders of Coles Myer shares have suffered year by year through a series of poor results accompanied by a disappointing share price. Improvement is unlikely until the problems at board level are resolved. Shareholders can address those problems through their ultimate power of ownership - they can choose which directors they elect to serve on the board.

At the forthcoming Annual General Meeting this power could be crucial, so the Australian Shareholders' Association urges you to exercise your vote.

You can do so in person at the meeting; but if you are one of the thousands who cannot attend, you can appoint a proxy to vote on your behalf by completing the form enclosed with the Notice of Meeting.

Should you decide to vote by proxy you must also decide who will be your representative. If you wish to appoint someone independent of the company who will act in the interest of all shareholders, you can nominate as your proxy the ASA representative at the meeting, Stanley Mather. The address to use (if required) is PO Box 519 Chatswood NSW 2057.

Whether you vote in person or by proxy, we urge you to consider the resolutions on the agenda, make your own assessment of the issues, and vote accordingly.

If you appoint Stanley Mather as your proxy, and do not give him specific instructions your vote will be cast in what we believe to be the best interests of the company and its owners - the shareholders.

At the time this statement had to be prepared, we did not know what resolutions might appear on the agenda for the AGM so we could not say how undirected proxies may be voted. ASA will however post on its web site www.asa.asn.au its voting intentions as soon as sufficient information is available for a decision to be made. Alternatively you can phone the Association on 1300 888 979.

After completing the form please lodge it in accordance with the instructions shown on the form itself. Please do not send your completed proxy form to the ASA.